On April 10, 1997, there was a Special Meeting of the shareholders of The One Group Income Bond Fund.

Item One: To approve an amendment in the investment objective of the Fund as set forth below: The Fund seeks a high level of current income by investing primarily in a diversified portfolio of high, medium and low grade debt securities.
        FOR:          58,519,361
        AGAINST:       7,899,515
        ABSTAIN:       3,180,663

Item Two: to transact such other business as may properly come from the Special Meeting or any adjournment thereof.
        FOR:          61,943,554
        AGAINST:       3,152,845
        ABSTAIN:       4,503,140